EXHIBIT 21

Subsidiaries of Oncologix Tech, Inc.

 Subsidiaries of Registrant

Subsidiary	State of Incorporation or Jurisdiction	Percent of Ownership of Oncologix Tech, Inc.
Dotolo Research Corporation	Louisiana	100%
Angels of Mercy, Inc.	Louisiana	100%
Oncologix Corporation	Nevada	90%
International Environment Corporation	Delaware	100%
Interpretel (Canada) Inc.	Province of Ontario	100%
Interpretel, Inc.	Arizona	100%
Telplex International	Arizona	100%